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                           May 4, 2020

       Sean Hsieh
       Chief Executive Officer of Concreit Inc.
       Concreit Fund I LLC
       1411 4th Avenue
       Seattle, Washington 98101

                                                        Re: Concreit Fund I LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 23,
2020
                                                            File No. 024-11171

       Dear Mr. Hsieh:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2020 letter.

       Amendment No. 2 to Form 1-A filed April 23, 2020

       Management Compensation, page 4

   1. Please revise the table on pages 4 and 37 to provide an estimated dollar amount of acquisition fees,
assuming maximum targeted leverage. Please see CF Disclosure
                                                        Guidance Topic No. 6
and disclosure contemplated by Item 4 of Guide 5 for guidance.
 Sean Hsieh
FirstName LastNameSean Hsieh
Concreit Fund I LLC
Comapany NameConcreit Fund I LLC
May 4, 2020
Page 2
May 4, 2020 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction